11101 West 120th Avenue, Suite 220
Broomfield, Colorado 80021

December 6, 2006

Via Edgar Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Mark Kronforst, Assistant Chief Accountant

Re:	Cardinal Communications, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006 filed May 22, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006 filed August 22, 2006
File No. 1-15383

Dear Mr. Wilson and Mr. Kronforst:

On behalf of Cardinal Communications, Inc. (the “Company”) we present these additional responses to the letter of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 24, 2006 (the “Letter”). We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Note 2. Critical Accounting Policies

Stock Based Compensation

1.
We have read your response to prior comment number 6 and is unclear to us why you believe that SFAS 123R disclosures were not required solely because no options were granted during 2006. We further note that your most recent Form 10-QSB indicates that no options vested during 2006. However, we note that you granted options to key employees in 2004 that were exercisable based on your share price reaching certain levels. As these options are subject to a market condition as defined by SFAS 123R, it is possible to incur compensation expense regardless as to whether the market condition was satisfied and the options vested. Please explain to us how you considered paragraphs 19 and 48 of SFAS 123R and the illustrative computations and other guidance regarding such options beginning with paragraph A49 of the standard.

Response 1:

The Company has amended its 10-KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006 to clarify the options issued in 2004 for its employees were vested at the time of issuance, however the options issued in 2004 do have 3 strike prices. As the employee options were fully vested in 2004 and the effects of the adoption of Statement 123R on previously reported interim periods was included in the Company’s 10-KSB as amended for the fiscal years ended December 31, 2005, we believe we have reported our adoption of SFAS 123R in accordance with SAB 107.

Note 3. Financing Activities

2.
We have read your response to prior comment number 9 and note that upon conversion of the notes receivable, you would own 64% of EMT’s outstanding shares. Please describe your relationship with this company in more detail including the level of influence that you have over EMT’s operations. In addition, tell us whether you expect these notes to be paid in cash or converted and why. Finally, explain how you considered whether EMT should be reflected as an equity investment in accordance with EITF 02-14 or consolidated under FIN 46R. With respect to FIN 46R, explain to us how you considered the scope guidance including, but not limited to, paragraph 4.h(3).

Cardinal Communications, Inc. Additional Response to Securities and Exchange Commission
Comments Dated October 24, 2006

Response 2:

Our relationship with EMT is that of a senior creditor. EMT failed to regain trading status on the Australian Stock Exchange, so on August 15, 2006 the Company and GalaVu executed an Assignment and Assumption Agreement to facilitate the transfer of GalaVu’s assets included in the security to the Company. The notes receivable due from EMT will be satisfied with equipment and possibly customers from its subsidiary, Gala Vu. Once the Company identifies and acquires the assets, the Company will reflect these assets on its balance sheet and report operations related to these assets.

Although the original agreements contemplated the Company having a majority ownership and control of EMT, the Company has not at any time exerted any significant influence over the operating and financial policies of EMT. Given the Company’s lack of influence, the equity method of accounting is not appropriate for this transaction as described in EITF 02-14.

The transaction with EMT does fall under the scope of FIN 46R for testing, however the transaction does not qualify EMT as a variable interest entity since the Company provides only senior debt. Once the Company claims the security assets, which should be complete by February 11, 2007, the Company will not have any relationship with EMT.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Note 3. Correction of an Error in Previously Issued Financial Statements

3.
We note that you disclosed errors in recording sales during 2005 and the first quarter of 2006 within your form 10-QSB that was filed on August 22, 2006. Please explain to us why you have not filed a Form 8-K providing the disclosures required by Item 4.02 of that form. In addition, explain why you have not yet filed any amended periodic reports reflecting the restated information.

Response 3:

The Company originally reviewed Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections”. The conclusion of this review was that a Form 8-K Item 4.02 was unnecessary as the footnote included in the Company’s 10-QSB for the quarter ending June 30, 2006 restated the prior year financials and no further restatement through amendment was necessary.

Cardinal Communications, Inc. Additional Response to Securities and Exchange Commission
Comments Dated October 24, 2006

After reexamining this decision, the Company concluded on November 30, 2006 that a Form 8-K Item 4.02 should be issued. However all of the financial restatements were either filed or already prepared and were in the process of being filed so a potential Form 8-K Item 4.02 would be misleading as all accounting changes and error corrections have already been noted, corrected and restatements published. At this point in time the Company has issued restated financials for all effected periods:

•	Quarter Ended June 30, 2005 - restated in 10-QSB filed August 22, 2006,
•	Quarter Ended September 30, 2005 - restated in 10-QSB filed November 21, 2006,
•	Year Ended December 31, 2005 - restated in 10-KSB/A filed December 1, 2006, and
•	Quarter Ended March 31, 2006 - restated in 10-QSB/A filed December 6, 2006.

Conclusion

We welcome your comments and are striving to improve our public disclosures. We also appreciate your staff’s time in reviewing our disclosures and correspondence.

Sincerely,

/s/ Ronald S. Bass
Ronald S. Bass Principal Accounting Officer

Cardinal Communications, Inc. Additional Response to Securities and Exchange Commission
Comments Dated October 24, 2006

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 6, 2006	By: /s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: December 6, 2006	By: /s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Additional Response to Securities and Exchange Commission
Comments Dated October 24, 2006